November 2, 2023

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 264 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Ms. White:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on September 6, 2023, with respect to the Amendment relating to the Honeytree U.S. Equity ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: In the second paragraph of the Principal Investment Strategies section, please clarify what is meant by “purpose-driven, stakeholder-governed” and “strategic focus on making a net positive impact on the world.”

Response: The following paragraph has been added as the third paragraph under the Principal Investment Strategies section of the Prospectus:

A purpose-driven company is an organization with a clear purpose or defining statement that guides its strategy and decision making. This purpose describes its values and goals and helps employees understand their role in achieving the organization’s vision. A company reflects its purpose through its culture and policies. A stakeholder-governed company has adopted corporate governance practices that consider the interest of all of the company’s stakeholders including, where applicable, customers, employees, suppliers, communities, investors, and the environment in its decision-making. A net positive impact company is defined as one who’s strategic focus is on improving the well-being for everyone and everything it impacts and at all scales, where applicable, including every product, every operation, every region and country, and every stakeholder, including employees, suppliers, communities, customers, and even future generations and the planet itself.

2.	Comment: In the third paragraph of the Principal Investment Strategies section please clarify how the Sub-Adviser determines that a company has the prospect for double digit earnings growth and consider removing the phrase “double digit.”

Response: The phrase “double digit” has been removed. The following sentence has been added as the second sentence of the third paragraph as follows:

The Sub-Adviser considers a company to have the potential for earnings growth where it has a consistent record of growth in free cash flow, dividends and earnings that are not generated by acquisitions, additional debt or macroeconomic related impacts.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: In the third paragraph of the Principal Investment Strategies section please clarify what is meant in the first sentence by the terms “predictable fundamentals” and “consistent financials.”

Response: The first sentence of the third paragraph has been revised as follows:

In selecting securities, the Sub-Adviser seeks to invest in companies that it believes exhibit attributes that will result in capital appreciation including, but not limited to, competitive advantage, predictable fundamentals (i.e., an established pattern of financial and other measurable fundamental outputs) that allow for the potential for earnings growth, skilled management teams, and consistent financials (i.e., an established pattern of financial and other measurable fundamental outputs).

4.	Comment: Please consider disclosing the size of the initial investment universe of U.S. listed equity securities.

Response: The following sentence has been added as the second sentence of the third paragraph:

As of August 31, 2023, the initial universe consisted of approximately 2,900 U.S. listed equity securities.

5.	Comment: In the fifth paragraph of the Principal Investment Strategies section, please clarify how the 25 factors considered in the first step, the 45 factors in the second step and the 12 pillars are related. Please also describe if there is any overlap. Please consider listing the 12 pillars or providing examples.

Response: 5 of the 25 factors in the qualification process are used in the deep dive and represent 5 of the 45 factors in the deep dive. Of the 5 factors that are used in the qualification and the deep dive, 3 are used with identical information in both the qualification and the deep dive, while 2 of the factors use the data of the qualification as well as expanded related data when used in the deep dive. The 12 pillars in the deep dive help organize the 45 factors of the deep dive into groups of related information allowing for a total rating of each company on each pillar. Examples of the 12 pillars include: Innovation, Financial Stability, Leadership. Accordingly, the following sentence has been added to the end of the fifth paragraph:

There is minimal overlap between the 25 mostly quantitative factors and the 45 quantitative and qualitative factors utilized by the Sub-Adviser in analyzing the initial universe and the Consideration Set.

6.	Comment: Under the Principal Risks section, please update the Financials Sector Risk to include recent bank failures. Please also update the Item 9 disclosure accordingly.

Response: The Financials Sector Risk has been updated as follows:

Financials Sector Risk. The Fund is expected to have exposure to companies in the financials sector, and therefore, the Fund’s performance could be negatively impacted by events affecting this sector. The financials sector includes, for example, banks and financial institutions providing mortgage and mortgage related services. This sector can be significantly affected by, among other things, changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and fallout from the housing and subprime mortgage crisis. Recent and potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. These events also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets.

In addition, the Fund’s Item 9 Risk Disclosure has been updated as follows:

Financials Sector Risk. The financials sector includes, for example, banks and financial institutions providing mortgage and mortgage related services. This sector can be significantly affected by, among other things, changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and fallout from the housing and sub-prime mortgage crisis. These factors and events have had, and may continue to have, a significant negative impact on the valuations and stock prices of companies in this sector and have increased the volatility of investments in this sector. Recent and potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. These events also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of the Fund’s shares and result in increased market volatility. During any such events, the Fund’s shares may trade at increased premiums or discounts to their net asset value and the bid/ask spread on the Fund’s shares may widen.

7.	Comment: Please add strategy disclosure to correspond to the sector risks listed in the Principal Risks section.

Response: The following sentence has been added after the sixth paragraph of the Principal Investment Strategies section:

Historically the strategy has been significantly invested in the Life Sciences, Financials, Information Technology, Materials, and Consumer Discretionary sectors. These sectors may change over time.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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